EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIOS

STANADYNE HOLDINGS, INC.

	Successor				Predecessor
	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004	Year Ended December 31, 2003
Income (loss) from continuing operations before income taxes and minority interest	$10,514	$(2,591)	$3,268	$6,528	$(6,194)	$12,050
Fixed charges deducted from earnings	29,261	29,362	28,568	8,899	5,186	8,863

Earnings available for payment of fixed charges	$39,775	$26,771	$31,836	$15,427	$(1,008)	$20,913

Fixed charges:
Interest expense, net	$17,165	$18,308	$18,379	$7,576	$4,335	$7,184
Amortization of deferred financing fees	11,351	10,364	9,490	1,031	434	952
Portion of rent deemed to be interest	745	690	699	292	417	727

Total fixed charges	$29,261	$29,362	$28,568	$8,899	$5,186	$8,863

Ratio of earnings (deficiency) to fixed charges	1.4	0.9	1.1	1.7	(0.2)	2.4

STANADYNE CORPORATION

	Successor				Predecessor
	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004	Year Ended December 31, 2003
Income from continuing operations (loss) before income taxes and minority interest	$19,885	$5,837	$10,793	$6,747	$(6,194)	$12,050
Fixed charges deducted from earnings	19,935	21,037	21,107	8,681	5,186	8,863

Earnings available for payment of fixed charges	$39,820	$26,874	$31,900	$15,428	$(1,008)	$20,913

Fixed charges:
Interest expense, net	$17,164	$18,321	$18,379	$7,576	$4,335	$7,184
Amortization of deferred financing fees	2,026	2,026	2,029	813	434	952
Portion of rent deemed to be interest	745	690	699	292	417	727

Total fixed charges	$19,935	$21,037	$21,107	$8,681	$5,186	$8,863

Ratio of earnings (deficiency) to fixed charges	2.0	1.3	1.5	1.8	(0.2)	2.4